Exhibit 21.1

WILLDAN GROUP, INC.

LIST OF SUBSIDIARIES

AS OF DECEMBER 27, 2019

	Name of Entity	Jurisdiction of Organization
1.	Willdan Engineering	California
2.	Willdan Energy Solutions	California
3.	Willdan Engineers and Constructors	California
4.	Willdan Financial Services	California
5.	Willdan Homeland Solutions	California
6.	Willdan Infrastructure	California
7	Willdan Lighting & Electric, Inc.	Delaware
8.	Willdan Lighting & Electric of California	California
9.	Willdan Lighting & Electric of Washington, Inc.	Washington
10	Abacus Resource Management Company	Washington
10.	Electrotec of NY Electrical Inc.	New York
11.	Public Agency Resources	California
12.	Genesys Engineering P.C.	New York
13.	Integral Analytics, Inc.	Ohio
14.	Newcomb Anderson McCormick, Inc.	California
15.	Lime Energy Co.	Delaware
17	The Weidt Group Inc.	Minnesota
18	Onsite Energy Corporation	California
19	Energy and Environmental Economics, Inc.	California